SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------
                    Amendment No. 5 (Revised Final Amendment)
                        SCHEDULE 14D-1/A -- SCHEDULE 13D
               Tender Offer Statement Pursuant to Section 14(d)(1)
       of the Securities Exchange Act of 1934 -- Information Pursuant to
                                 ss.240.13d-1(a)
                              ---------------------

                       TRANSCAPITAL FINANCIAL CORPORATION
                            (Name of Subject Company)

                           ALLIANCE STANDARD II L.L.C.
                           ALLIANCE STANDARD II CORP.
                               MICHAEL L. LEWITTES
                                 ROBERT S. JAFFE
                                    (Bidders)


                     Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)


                                    893528109
                      (CUSIP Number of Class of Securities)


      Michael L. Lewittes                          Keith R. Bish
  ALLIANCE STANDARD II L.L.C.               ALLIANCE STANDARD II CORP.
520 Madison Avenue-- 7th Floor    c/o International Fund Administration, Ltd.
      New York, NY 10022                 48 Par-la-Ville Road-- Suite 464
   Telephone: (212) 826-6805                  Hamilton HM11, Bermuda
                                             Telephone: (441) 295-4718


                                 with copies to:

                                Thomas E. Kruger
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                            Telephone: (212) 856-7000

          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                                                           Page 1 of 17 Pages

688812.3

CUSIP No.:  893528109                                                  Page 2

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  ALLIANCE STANDARD II L.L.C.


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                      (a) {X}
                                                                      (b) { }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                          / /

6.       Citizenship or Place of Organization

                  DELAWARE


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  895,007

8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                          / /

9.       Percent of Class Represented by Amount in Row (7)

                  9.1%

10.      Type of Reporting Person (See Instructions)

                  OO, GM

688812.3

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CUSIP No.:  893528109                                                  Page 3

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  ALLIANCE STANDARD II CORP.


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                      (a) {X}
                                                                      (b) { }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                          / /

6.       Citizenship or Place of Organization

                  BRITISH VIRGIN ISLANDS


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  631,612

8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                          / /

9.       Percent of Class Represented by Amount in Row (7)

                  6.4%

10.      Type of Reporting Person (See Instructions)

                  CO, GM

688812.3

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CUSIP No.:  893528109                                                  Page 4

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  LJ INVESTMENTS, L.L.C.


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                      (a) {X}
                                                                      (b) { }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)


6.       Citizenship or Place of Organization

                  DELAWARE


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  895,007

8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                          / /

9.       Percent of Class Represented by Amount in Row (7)

                  %

10.      Type of Reporting Person (See Instructions)

                  OO, GM

688812.3

CUSIP No.:  893528109                                                  Page 5

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  LJ INVESTMENTS CORP.


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                      (a) {X}
                                                                      (b) { }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                          / /


6.       Citizenship or Place of Organization

                  BRITISH VIRGIN ISLANDS


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  631,612

8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                          / /


9.       Percent of Class Represented by Amount in Row (7)

                  6.4%

10.      Type of Reporting Person (See Instructions)

                  CO, GM

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CUSIP No.:  893528109                                                  Page 6

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  JL ADVISORS II, LLC


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                     (a) {X}
                                                                     (b) { }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                          / /


6.       Citizenship or Place of Organization

                  DELAWARE

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  895,007

8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                          / /


9.       Percent of Class Represented by Amount in Row (7)

                  %

10.      Type of Reporting Person (See Instructions)

                  OO, GM

688812.3

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CUSIP No.:  893528109                                                  Page 7

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  JL ASSOCIATES II, L.L.C.


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                     (a) {X}
                                                                     (b) { }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                          / /


6.       Citizenship or Place of Organization

                  DELAWARE


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  631,612

8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                          / /


9.       Percent of Class Represented by Amount in Row (7)

                  6.4%

10.      Type of Reporting Person (See Instructions)

                  OO, GM

688812.3

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CUSIP No.:  893528109                                                  Page 8

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  JAFFE CAPITAL MANAGEMENT GROUP, L.L.C.


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                      (a) {X}
                                                                      (b) { }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                          / /


6.       Citizenship or Place of Organization

                  DELAWARE


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,526,619

8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                          / /


9.       Percent of Class Represented by Amount in Row (7)

                  15.6%

10.      Type of Reporting Person (See Instructions)

                  OO, GM

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CUSIP No.:  893528109                                                  Page 9

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  MICHAEL L. LEWITTES


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                     (a) {X}
                                                                     (b) { }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)


6.       Citizenship or Place of Organization

                  U.S.


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,526,619

8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                          / /


9.       Percent of Class Represented by Amount in Row (7)

                  15.6%

10.      Type of Reporting Person (See Instructions)

                  IN, GM




688812.3

CUSIP No.:  893528109                                                 Page 10

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  ROBERT S. JAFFE


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                      (a) {X}
                                                                      (b) { }

3.       SEC Use Only


4.       Sources of Funds (See Instructions)

                  OO

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)


6.       Citizenship or Place of Organization

                  U.S.


7.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,526,619

8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                                                                          / /


9.       Percent of Class Represented by Amount in Row (7)

                  15.6%

10.      Type of Reporting Person (See Instructions)

                  IN, GM

688812.3

          SCHEDULE 14D-1/A -- AMENDMENT NO. 5 (REVISED FINAL AMENDMENT)
                                  SCHEDULE 13D

                       TRANSCAPITAL FINANCIAL CORPORATION

         This statement constitutes Amendment No. 5 ("Amendment No. 5" or the "Revised Final Amendment") to the statement on Schedule 14D-1 (the "Original Statement," and as supplemented and amended to date, including as amended hereby, the "Statement") relating to the offer by Alliance Standard II L.L.C. ("Purchaser LLC"), a Delaware limited liability company wholly-owned by LJ Investments, L.L.C. ("Investments LLC"), a Delaware limited liability company, and Alliance Standard II Corp. ("Purchaser Corp.," and collectively with Purchaser LLC, the "Purchasers"), a British Virgin Islands corporation wholly-owned by LJ Investments Corp. (collectively with Investments LLC, the "Funds"), a British Virgin Islands corporation, to purchase:

         (i) up to $30,000,000 principal amount of outstanding 8.40% Subordinated Notes due 1993 (the "Notes") of American Capital Corporation, a Florida corporation ("ACC"), at a price of $100 per $1,000 principal amount of Notes (including any accrued interest thereon), and

         (ii) up to 1,950,000 shares of Common Stock, par value $1.00 per share (the "TFC Common Shares," and together with the ACC Preferred Shares, the "Shares") of TransCapital Financial Corporation, a Delaware corporation ("TFC" and together with ACC, the "Companies"), at a price of $1.00 per TFC Common Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 12, 1998 a copy of which is attached to the Original Statement as Exhibit (a)(1) (the "Original Offer to Purchase"), as supplemented and amended by the Supplement dated February 4, 1998, attached to Amendment No. 1 as Exhibit (a)(10), and the Amended Supplement dated February 9, 1998, attached to Amendment No. 3 as Exhibit
(a)(14) (the "Amended Supplement"; the Original Offer to Purchase as so supplemented and amended is referred to herein as the "Offer to Purchase"), and in the related Letters of Transmittal (which collectively constitute the "Offer").

         The  Original  Statement  was amended by the  following  amendments:
Amendment No. 1 filed on February 4, 1998; Amendment No. 2 filed on February 6, 1998; Amendment No. 3 filed on February 9, 1998; and Amendment No. 4 filed on February 20, 1998. As used herein, the "Statement" means the Original Statement as amended to date, including as amended hereby. Capitalized terms not otherwise defined herein have the meanings established in the Statement.

         Except as set forth herein, there have been no changes in the information as set forth in the Original Statement.


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                                       11

         The Offer expired at midnight on February 17, 1998. The Purchasers have now completed their review of the validity of tenders and have determined that 1,526,619 Shares have been validly tendered, and the Purchasers have accepted for payment that number of Shares.

         Pursuant to General Instruction F of Schedule 14D-1, this Revised Final Amendment shall be deemed to satisfy the reporting requirements of
Section  13(d) of the  Securities  Exchange  Act of  1934,  as  amended  (the
"Exchange Act") with respect to the TFC Common Shares acquired by the Purchasers pursuant to the Offer as reported herein.

ITEM 6.           INTEREST IN SECURITIES OF THE SUBJECT COMPANIES.

         (a) The Purchasers have concluded their review of the validity of tenders submitted in response to the Offer to Purchase and have determined that an aggregate of 1,526,619 Shares have been validly tendered. Accordingly, the Purchasers have directed the Depositary to accept for payment all Shares validly tendered, and to return all other Shares to their respective holders. The percentages set forth below represent the percentages of outstanding Shares held by the respective Purchasers, based upon an aggregate of 9,806,324 shares outstanding, as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1995:

                     Purchaser LLC......................895,007 Shares (9.1%)

                     Purchaser Corp.....................631,612 Shares (6.4%)

                              Total..................1,526,619 Shares (15.6%)


ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit
  Number                         Exhibit

  (a)(1)                Offer to Purchase,  dated  January 12,  1998.*
  (a)(2)                Letter of  Transmittal  with respect to ACC Preferred
                        Shares.*
  (a)(3)                Letter of  Transmittal  with  respect  to TFC  Common
                        Shares.*
  (a)(4)                Notice  of  Guaranteed  Delivery  for  ACC  Preferred
                        Shares.*
  (a)(5)                Notice of Guaranteed Delivery for TFC Common Shares.*

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                                    12

  (a)(6) Letter from IBJ Schroder Bank & Trust Company as depositary agent for the Purchasers to brokers, dealers, banks, trust companies and nominees.*
  (a)(7) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.*
  (a)(8) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
  (a)(9)                Summary  Advertisement,  dated January 13, 1998.*
  (a)(10)               Supplement  dated  February 4, 1998,  to the Offer to
                        Purchase.**
  (a)(11)               Amended  Letter of  Transmittal  with  respect to TFC
                        Common Shares.**
  (a)(12) Amended letter from IBJ Schroder Bank & Trust Company as depositary agent for the Purchasers to brokers, dealers, banks, trust companies and nominees.**
  (a)(13) Amended letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.**
  (a)(14)               Press  release  dated   February  6,  1998.+
  (a)(15)               Amended  Supplement  dated  February 9, 1998,  to the
                        Offer to Purchase.++
  (a)(16)               Press release dated February 9, 1998.++
  (a)(17)               Press release dated February 19, 1998.++
  (a)(18)               Press  release  dated  February 27,  1998.
  (b)                   None.
  (c)(1) Filing Agreement dated January 12, 1998 between Alliance Standard II L.L.C. and Alliance Standard II Corp.*
  (c)(2) Agreement dated December 1, 1997 between JL Advisors, L.L.C. and Collectible Certificates, L.L.C.*
  (d)                   None.
  (e)                   Not applicable.
  (f)                   None.

*        Filed as an exhibit to the Original Statement.
**       Filed as an exhibit to Amendment No. 1.
+        Filed as an exhibit to Amendment No. 2.
++       Filed as an exhibit to Amendment No. 3.
++       Filed as an exhibit to Amendment No. 4.

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                                       13

                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 1998

                                 Alliance Standard II L.L.C.
                                 By:   LJ Investments, L.L.C., its managing
                                       member
                                       By:  JL Advisors II, LLC, its managing
                                            member



   s/ Michael L. Lewittes                 By:    s/ Michael L. Lewittes
   ----------------------                        ---------------------------
   Michael L. Lewittes                           Michael L. Lewittes, Member

                                       By:  Jaffe Capital Management Group,
                                            LLC, member



   s/ Robert S. Jaffe                     By:    s/ Robert S. Jaffe
   ------------------                            -----------------------
   Robert S. Jaffe                               Robert S. Jaffe, Member

                                 Alliance Standard II Corp.



                                 By:      s/ Keith R. Bish
                                          ----------------------
                                          Keith R. Bish, Director


688812.3
                                       14

                                INDEX OF EXHIBITS


                                                                 Sequentially
     Exhibit                                                       numbered
     number                             Exhibit                      pages

  (a)(1)                Offer to Purchase,  dated  January 12,  1998.*
  (a)(2)                Letter of  Transmittal  with respect to ACC Preferred
                        Shares.*
  (a)(3)                Letter of  Transmittal  with  respect  to TFC  Common
                        Shares.*
  (a)(4)                Notice  of  Guaranteed  Delivery  for  ACC  Preferred
                        Shares.*
  (a)(5)                Notice of Guaranteed Delivery for TFC Common Shares.*
  (a)(6) Letter from IBJ Schroder Bank & Trust Company as depositary agent for the Purchasers to brokers, dealers, banks, trust companies and nominees.*
  (a)(7) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.*
  (a)(8) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
  (a)(9)                Summary  Advertisement,  dated January 13, 1998.*
  (a)(10)               Supplement  dated  February 4, 1998,  to the Offer to
                        Purchase.**
  (a)(11)               Amended  Letter of  Transmittal  with  respect to TFC
                        Common Shares.**
  (a)(12) Amended letter from IBJ Schroder Bank & Trust Company as depositary agent for the Purchasers to brokers, dealers, banks, trust companies and nominees.**
  (a)(13) Amended letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.**
  (a)(14)               Press  release  dated   February  6,  1998.+
  (a)(15)               Amended  Supplement  dated  February 9, 1998,  to the
                        Offer to Purchase.++
  (a)(16)               Press release dated February 9, 1998.++
  (a)(17)               Press release dated February 19, 1998.++
  (a)(18)               Press  release  dated  February 27,  1998.
  (b)                   None.
  (c)(1) Filing Agreement dated January 12, 1998 between Alliance Standard II L.L.C. and Alliance Standard II Corp.*
  (c)(2) Agreement dated December 1, 1997 between JL Advisors, L.L.C. and Collectible Certificates, L.L.C.*
  (d)                   None.
  (e)                   Not applicable.
  (f)                   None.


*     Filed as an exhibit to the Original Statement.
**    Filed as an exhibit to Amendment No. 1.
+     Filed as an exhibit to Amendment No. 2.
++    Filed as an exhibit to Amendment No. 3.
++     Filed as an exhibit to Amendment No. 4.

688812.3
                                       15